SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Laser Mortgage Management, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    51806D100
                                 (CUSIP Number)

                                Richard C. Perry
                                   Perry Corp.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 583-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 4, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this Statement: |_|

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Perry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a) __
                                                                          (b) __

3 SEC USE ONLY

4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)                                                               [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  New York

  Number of    7    SOLE VOTING POWER                   1,160,000
   Shares
 Beneficially  8    SHARED VOTING POWER                 NONE
  Owned by     9    SOLE DISPOSITIVE POWER              1,160,000
  Reporting    10   SHARED DISPOSITIVE POWER            NONE
 Person With

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,160,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   5.8%

14 TYPE OF REPORTING PERSON*
   CO

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Richard C. Perry

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a) __
                                                                          (b) __

3 SEC USE ONLY

4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)                                                               [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States

 Number of     7    SOLE VOTING POWER         1,160,000 (all shares
  Shares                                      beneficially owned by Perry Corp.)
Beneficially   8    SHARED VOTING POWER       NONE
 Owned by      9    SOLE DISPOSITIVE POWER    1,160,000 (all shares
 Reporting                                    beneficially owned by Perry Corp.
 Person With  10    SHARED DISPOSITIVE POWER  NONE

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,160,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       |_|

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   5.8%

14 TYPE OF REPORTING PERSON*
   IN

Item 1. Security and Issuer.
        Common Stock, $.001 par value ("Laser Common")

        Laser Mortgage Management, Inc. (the "Company")
        51 John Kennedy Parkway
        Short Hills, New Jersey 07078

Item 2. Identity and Background.

        Names of Person Filing:

            This statement is filed on behalf of Perry Corp., a New York corporation whose principal offices are located at 599 Lexington Avenue, New York, New York 10022 ("Perry Corp."), and Richard C. Perry, with respect to the shares of Laser Common owned beneficially by Perry Corp. Perry Corp. is a private investment management firm.

            Richard C. Perry is the President and sole stockholder of Perry Corp. His business address is c/o Perry Corp., 599 Lexington Avenue, New York, New York 10022. He is a citizen of the United States.

            See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

            Neither Perry Corp., nor Richard C. Perry, has during the last five years:

            A. been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            The source of the funds for the purchases of the 1,160,000 shares of Laser Common reported by Perry Corp. herein was the investment capital of certain investment accounts under the management and control of Perry. (See Item 5(d)). The total amount of such funds is $17,270,153.11.

Item 4. Purpose of Transaction.

            The purpose of the acquisition of shares of Laser Common by Perry Corp. is for investment. Perry Corp. intends to review its holdings with respect to the Company on a continuing basis. Depending upon Perry Corp's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Laser Common and availability and alternative uses of funds; as well as conditions in the securities markets and general economic conditions and industry conditions), Perry Corp. may acquire additional shares of Laser Common or other securities of the Company, sell all or a portion of its shares of Laser Common or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

            Perry Corp. has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Perry Corp. may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

      (a) As of December 9, 1997, Perry Corp. beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 1,160,000 shares of Laser Common or approximately 5.8% of the outstanding shares of Laser Common (based upon 20,019,999 shares of Laser Common reported to be outstanding by the Company as of November 26, 1997 in the Company's Offering Prospectus, dated November 26,
1997).

      (b) Perry Corp. has the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,160,000 shares of Laser Common beneficially owned by it, which power may be exercised by its President and sole shareholder, Richard C. Perry.

      (c) All transactions in Laser Common by Perry Corp. during the past 60 days are described in Schedule A hereto.

      (d) The shares reported herein by Perry Corp. are owned beneficially by Perry Corp. for the benefit of investor accounts managed and controlled by Perry Corp. Perry Corp. is the managing general partner of Perry Partners LP, a Delaware limited partnership ("Perry Partners"), and is the investment manager of Perry Partners International, Inc., a British Virgin Islands corporation ("Perry International"), and several managed accounts. Investors in Perry Partners, Perry International and such managed accounts have the right to receive dividends and proceeds from the sale of the Laser Common. No such investor has an interest which relates to more than 5% of the Laser Common outstanding.

            Because of the foregoing relationships, Perry Corp. and Richard C. Perry disclaim beneficial ownership of shares of Laser Common reported herein, for purposes of Section 13(d) or the Exchange Act or otherwise, other than the portion of such shares which relates to their respective individual economic interests in the shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

EXHIBIT A Joint Filing Agreement of Perry Corp. and Richard C. Perry, as required by Rule 13D-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   PERRY CORP.

Dated: December 12, 1997
       New York, New York                      By: /s/ Richard Perry
                                                   -----------------------------
                                                   Name:  Richard C. Perry
                                                   Title: President


Dated: December 12, 1997
       New York, New York                          /s/ Richard Perry
                                                   -----------------------------
                                                       Richard C. Perry

                                   SCHEDULE A

                                   PERRY CORP.

                            Transactions in the past
                             60 days in Laser Common

                     Number of Shares         Purchase Price
Trade Date           Purchased/(Sold)         Per Share
----------           ----------------         ---------
12/4/97              160,000                  14.125
12/1/97              27,000                   14.563
12/1/97              (27,000)                 14.563
11/26/97             1,000,000                15.00

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Laser Mortgage Management, Inc. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                                   PERRY CORP.

Dated: December 12, 1997
       New York, New York                      By: /s/ Richard Perry
                                                   -----------------------------
                                                   Name:  Richard C. Perry
                                                   Title: President


Dated: December 12, 1997
       New York, New York                          /s/ Richard Perry
                                                   -----------------------------
                                                       Richard C. Perry